UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Arvinas, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04335A105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 04335A105

1.	Names of Reporting Persons. Craig Martin Crews
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power* 1,382,392
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 1,382,392
	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,382,392
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9)* 2.86%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Arvinas, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5 Science Park, 395 Winchester Ave., New Haven, CT 06511

Item 2.

(a)	Name of Person Filing

Craig Martin Crews

(b)	Address of Principal Business Office or, if none, Residence:

c/o Arvinas, Inc., 5 Science Park, 395 Winchester Ave., New Haven, CT 06511

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

04335A105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,382,392(1)

(b)	Percent of class: 2.86%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 1,382,392

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 1,382,392

(iv)	Shared power to dispose or to direct the disposition of. 0

(1)

Consists of (a) 419,879 shares of Common Stock held by Professor Crews directly, (b) 176,362 shares of Common Stock underlying options held by Professor Crews directly as of December 31, 2020 or that will become exercisable within 60 days after such date, (c) 397,690 shares of Common Stock held by The Craig M. Crews 2013 Family Trust, and (d) 388,461 shares of Common Stock held by The Crews Family 2018 Trust. Professor Crews disclaims beneficial ownership of the securities listed in (c) and (d) above except to the extent of any pecuniary interest therein.

(2)

Based on 41,844,381 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s prospectus dated December 15, 2020, adjusted to give effect to the issuance of an aggregate of 6,571,428 shares of Common Stock in the Issuer’s December 2020 underwritten public offering.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Craig Martin Crews
Craig Martin Crews